Via Facsimile and U.S. Mail
Mail Stop 6010


November 18, 2005


Mr. Michael P. Gray
Vice President of Finance and
Chief Financial Officer
Curis, Inc.
61 Moulton Street
Cambridge, MA 02138

Re:	Curis, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Quarter Ended March 31, 2005

	File No.  000-30347

Dear Mr. Gray:

	We have reviewed the above referenced filings and your November
9, 2005 response to our letter dated November 1, 2005, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2003

Genentech Collaboration Accounting

1. Refer to comment 1.  We note you plan to revise your accounting in
future periods.   From our telephone conversations, we understood
that the correction of this accounting policy had no impact on historical periods. Please tell us if our understanding is correct.





2. We note that your proposed disclosure on page A-2 no longer addresses how you account for a multiple element arrangement that represents a single unit of accounting if that arrangement contains performance obligations that are not on a best efforts basis.  If you
enter into such arrangements, please revise your proposed
accounting
policy disclosure to address them.
3. Refer to the discussion of substantive milestones on page A-3.
We
understood from telephone discussions with you that if a
performance
bonus does not meet the conditions described on page A-3, then the resulting payment would not be considered a substantive milestone and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and recognized over that unit`s performance period using either the relative
performance
or straight-line methods, as applicable, described on page A-2.
We
also understood from those telephone discussions that if an arrangement contained multiple performance bonuses and you determined that a performance bonus was not a substantive milestone, this determination would prevent you from concluding that subsequent performance bonuses were substantive milestones and as a result those performance bonuses would also be considered part of the consideration for the single unit of accounting. Please tell us if our understanding is correct and consider the need to clarify your proposed disclosure.
4. We note from the revised disclosure that you propose on page A-
8
of your response that the performance period you use to recognize revenue (i.e. June 2003 through June 2011) only includes Curis` steering committee performance obligations as they relate to the first product discovered for each of basal cell carcinoma and Hedgehog. However, we also note from the revised disclosure you propose that the Genentech June 2003 Collaboration is not limited to the first product discovered for each of basal cell and Hedgehog, but also covers other drugs and that Curis` steering committee performance obligations extend beyond the first product discovered for each of basal cell and Hedgehog. Because Curis has asserted that its participation in the steering committee is a right to participate and not an obligation to participate only when a drug is in the manufacturing and selling phase, please clarify for us why the performance period would exclude Curis` obligation to participate in the steering committee while research and development is ongoing under the arrangement subsequent to the first product approved in both the basal cell and Hedgehog.
5. Based on our telephone conversation, we confirm our understanding that you plan to further revise your disclosure to clarify the following points:
a. See the last paragraph on page A-1. You will clarify that you analyze multiple element arrangements, such as license and development arrangements, to determine whether the deliverables, which often include a license and performance obligations such as research and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting.


b. See the last paragraph on page A-2. You will clarify that if the
Company is involved in a steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, the Company assesses whether its involvement constitutes a performance obligation or a right to participate.
c. See the first paragraph on page A-9. You will clarify that you believe the clinical development and drug approval milestones under the Genentech June 2003 collaboration are substantive milestones because they meet all of the conditions described in your policy.

*    *    *    *

      	Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant

??

??

??

??

Michael P. Gray
Curis, Inc.
November 18, 2005
Page 3